                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               The St. Joe Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    790148100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Swamp Hall Properties,L.P.
                               1600 Rockland Road
                           Wilmington, Delaware 19803
                         Attention: John F. Porter, III

                                    COPY TO:
                            William E. Donnelly, Esq.
                      McGuire, Woods, Battle & Boothe, LLP
                                Washington Square
                          1050 Connecticut Avenue, N.W.
                                   Suite 1200
                             Washington, D.C. 20036
                                 (202) 857-1735
--------------------------------------------------------------------------------
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 17, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. / /

1.  NAME OF REPORTING PERSON

        Swamp Hall Properties, L.P.

    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        51-0385980

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

        AF- (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -49,643,292-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -49,643,292-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -49,643,292-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.18%(1)

14. TYPE OF REPORTING PERSON

    PN

-------------------------------
(1) This percentage is based on the number of shares issued and outstanding on September 30, 1998 as reported in the Corporation's Quarterly Report on Form 10-Q, dated November 12, 1998, the Corporation's last public announcement as to the number of its shares of outstanding common stock. The Corporation also reported in the same 10-Q that the Corporation's Board of Directors had authorized $150 million for the repurchase of the Corporation's outstanding common stock from time to time on the open market. If the number of shares of outstanding common stock of the Corporation has been reduced by such repurchases after September 30, 1998 there would be an increase in the percentage of the Corporation's common stock which would be represented by the shares reported herein.

1. NAME OF REPORTING PERSON

      Alfred I. duPont Testamentary Trust

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      59-0226560

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -49,643,292-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -49,643,292-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -49,643,292-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.18%(1)

14. TYPE OF REPORTING PERSON

        OO

1. NAME OF REPORTING PERSON

      The Nemours Foundation

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      59-0634433

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -2,232,408-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -2,232,408-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -2,232,408-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.48%(1)

14. TYPE OF REPORTING PERSON

        OO

1. NAME OF REPORTING PERSON

      Winfred L. Thornton

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -3,471-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,879,171-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -3,471-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,879,171-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,879,171-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    57.67%(1)

14. TYPE OF REPORTING PERSON

        IN

1. NAME OF REPORTING PERSON

      Jacob C. Belin

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -27,765-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,903,465-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -27,765-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,903,465-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,903,465-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    57.7%(1)

14. TYPE OF REPORTING PERSON

        IN

1. NAME OF REPORTING PERSON

      Hugh M. Durden

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,875,700-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,875,700-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,875,700-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.67%(1)

14. TYPE OF REPORTING PERSON

        IN

1. Name of Reporting Person

      John F. Porter, III

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,875,700-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,875,700-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,875,700-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.67%(1)

14. TYPE OF REPORTING PERSON

        IN

1. NAME OF REPORTING PERSON

      William T. Thompson III

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -58,450-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,934,150-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -56,500-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,932,200-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,932,200-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.73%(1)

14. TYPE OF REPORTING PERSON

        IN

1. NAME OF REPORTING PERSON

      Herbert H. Peyton

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

      -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

      -51,875,700-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

      -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

      -51,875,700-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -51,875,700-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.67%(1)

14. TYPE OF REPORTING PERSON

        IN

Item 1.    Security and Issuer

    This statement on Schedule 13D (the "Statement") relates to the shares of common stock, no par value ("Common Stock"), of The St. Joe Company, a Florida corporation (the "Issuer"). The address of the Issuer's principal executive office is 1650 Prudential Drive, Suite 400, Jacksonville, FL 32207.

Item 2.    Identity and Background

        a. This Schedule is filed on behalf of Swamp Hall Properties, L.P., a Delaware Limited Partnership, (the "Partnership"). The Partnership's principal business is to hold debt or equity securities of all types. The business address of the Partnership is 1600 Rockland Road, Wilmington, Delaware 19803.

        b. The general partner of the Partnership is the Rockland Company, a Delaware Corporation (the "General Partner".) The principal business of the General Partner is to exercise the powers and perform the duties of the general partner of the Partnership. All of the outstanding stock in the General Partner is owned by the Alfred I. duPont Testamentary Trust (the "Trust"). In addition, the Trust is the sole limited partner of the Partnership.

        c. The Trustees of the Trust are J.C. Belin, Herbert Peyton, John Porter, W.T. Thompson, III, W.L. Thornton and Hugh M. Durden on behalf of Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate trustee (collectively, the "Trustees"). A majority of the Trustees have the power to elect the directors of the General Partner. In addition, the Trustees constitute the entire Board of Directors of the Nemours Foundation (the "Foundation") and therefore, have voting and dispositive power over the shares of the Issuer held of record by the Foundation. J.C. Belin and W.L. Thornton are also Directors of the Issuer.

        d. During the past five years, neither the Partnership, the General Partner, the Trust, the Trustees nor the Foundation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e. During the past five years, neither the Partnership, the General Partner, the Trust, the Trustees nor the Foundation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        f. All of the Trustees are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

    On December 17, 1998, the Trust contributed 49,643,292 shares of the Common Stock of the Issuer, representing 55.18%(1) of the Common Stock of the Issuer, together with certain other assets, to the Partnership in exchange for the limited partnership interest in the Partnership. As part of this transaction the General Partner acquired the general partnership interest in the Partnership. All of the issued and outstanding stock in the General Partner of the Partnership is owned by the Trust.

Item 4.  Purpose of Transaction

    The Partnership acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Partnership intends to exercise its rights as majority stockholder, neither the Partnership, the Trust, the Trustees nor the Foundation currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Partnership and/or the Trust, the Trustees or the Foundation may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Partnership and/or the Trust, the Trustees or the Foundation may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

     a. As of the close of business on the date hereof, the Partnership directly and beneficially owned 49,643,292 shares of the Common Stock, which represented 55.18%(1) of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation directly and beneficially owned 2,232,408 shares of common stock of the Issuer, which represented 2.48%(1) of the outstanding Common Stock of the Issuer. The Trustees, by virtue of their power to elect the directors of the General Partner of the Partnership and their status, as the directors of the Foundation may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Partnership and the Foundation. In addition, as of such date, Jacob C. Belin, a Trustee directly and beneficially owned 27,765 shares of the Common Stock of the Issuer, William T. Thompson, a Trustee, directly and beneficially owned 56,500 shares of the Common Stock of the Issuer and Winfred L. Thornton, a Trustee, directly and beneficially owned 3,471 shares of Common Stock of the Issuer. The number of shares owned by each of the foregoing Trustees individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

     b. The Trustees, by virtue of their power to elect the directors of the General Partner of the Partnership and their status as directors of the

Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 49,643,292 shares of Common Stock of the Issuer owned by the Partnership and the 2,232,408 shares of Common Stock of the Issuer owned by the Foundation. Each of Messrs. Belin, Thompson and Thornton have the power to vote and to dispose of shares of Common Stock of the Issuer owned individually by such persons.

     c. On December 17, 1998, the Trust contributed 49,643,292 shares of the Common Stock of the Issuer, together with certain other assets, to the Partnership in exchange for the limited partnership interest in the Partnership. As part of this transaction the General Partner acquired the general partnership interest in the Partnership. All of the issued and outstanding stock in the General Partner of the Partnership is owned by the Trust. Neither the Partnership, the Trust, the Trustees nor the Foundation has effected any other transaction in the Issuer's Common Stock within the past 60 days.

        d. No person or entity other than the Partnership has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As of the date of this Schedule, neither the Partnership, the Trust, the Foundation nor any of the Trustees is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

        Agreement among Reporting Persons dated January 27, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1).

                                  EXHIBIT INDEX

       Exhibit 1          Agreement among Reporting Persons dated January 27,
                          1999.